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                                   EXHIBIT 21

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                          SUBSIDIARIES OF SIMULA, INC.



Simula Transportation Equipment Corporation
Airline Interiors, Inc.
Artcraft Industries Corp.
Coach and Car Equipment Corporation
Simula Safety Systems, Inc.
Simula Technologies, Inc.
Simula Automotive Safety Devices, Inc.
Simula Automotive Safety Devices, Limited
International Center for Safety Education, Inc.
Viatech, Inc.
Intaero, Ltd.
Simula Protective Systems, Limited